KYNDRYL HOLDINGS, INC.

One Vanderbilt Avenue, 15th Floor

New York, New York 10017

August 17, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jan Woo and Patrick Faller

Kyndryl Holdings, Inc.
Registration Statement on
Form S-4 (File No. 333-266706)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) of Kyndryl Holdings, Inc. (the “Company”) be accelerated to August 19, 2022 at 1:00 p.m. E.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact David E. Sobel of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3226.

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Very truly yours,

KYNDRYL HOLDINGS, INC.

By:	/s/ Edward Sebold
Name: Edward Sebold Title: General Counsel and Secretary